UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42213

WeRide Inc.
(Translation of registrant's name into English)

21st Floor, Tower A, Guangzhou Life Science Innovation Center, No. 51, Luoxuan Road
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	WeRide Brings Robotaxis to Dubai with Dubai's Road and Transport Authority and Uber

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.
(Registrant)

Date: April 2, 2025	/s/ JENNIFER LI
Jennifer Li
CFO